UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

     ☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

     ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________

Commission file number 001-15885

BRUSH ENGINEERED MATERIALS INC.
SAVINGS AND INVESTMENT PLAN
(Full Title of the Plan)

BRUSH ENGINEERED MATERIALS INC.

17876 St. Clair Avenue
Cleveland, Ohio 44110

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office.)

Brush Engineered Materials Inc.
Savings and Investment Plan

Required Information

Page No.
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits - December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2004	3
Notes to Financial Statements	4-8
Schedule required to be filed under ERISA
a. Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	9
Exhibits
23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	12
EX-23.1 Consent of Independent Reg. Pub. Acctg. Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the Brush Engineered Materials Inc. Savings and Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio
June 24, 2005

Brush Engineered Materials Inc.
Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets

Investments	$127,946,467	$114,523,015

Contribution receivables:
Employer	35,166	24,333
Participants	220,327	151,171

Total contribution receivables	255,493	175,504

Noninterest-bearing cash	0	105,779
interest receivable	0	693
Pending sales	143,229	104,585

Net assets available for benefits	$128,345,189	$114,909,576

See accompanying notes to financial statements.

Brush Engineered Materials Inc.
Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions

Net investment income:
Net appreciation in fair value of investments	$9,833,564
Interest and dividends	2,195,430

12,028,994

Contributions:
Participants	6,359,401
Employer	1,055,495
Employee PreTax Catch-up	129,750
Rollover	168,114

7,712,760

Total additions	19,741,754

Deductions

Benefits paid directly to participants	6,282,568
Administration fee	13,905
Defaulted loans	9,668

Total Deductions	6,306,141

Net increase	13,435,613

Net assets available for benefits:
Beginning of year	114,909,576

End of year	$128,345,189

See accompanying notes to financial statements.

Brush Engineered Materials Inc.
Savings and Investment Plan

Notes to Financial Statements
December 31, 2004 and 2003
and Year Ended December 31, 2004

NOTE A — Description of the Plan

The following description of the Brush Engineered Materials Inc. Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers certain eligible employees of Brush Engineered Materials Inc. (Company) and participating employers who have adopted the Plan (Company reference includes participating employers where appropriate). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan provides for basic contributions by employees of up to 6% of their earnings through either pre-tax (salary reduction) or after-tax contributions. Currently, basic contributions are matched by the Company at the rate of 25% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company’s Board of Directors.

An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 11% (44% for pay periods after February 13, 2004) of earnings which are not matched by Company contributions and which may be made in any combination of pre-tax and/or after-tax contributions.

An employee’s contributions made to the Plan on a pre-tax basis may not exceed certain IRS maximum amounts. The maximum amount is $13,000 in 2004. If an employee will be 50 or older by the end of the plan year, and is making the maximum elective contribution for the year, he/she may make additional pre-tax “catch-up” contributions of up to 17% (75% for pay periods ending after December 31, 2003) of earnings. In 2004, the maximum amount for a catch-up contribution is $3,000. Catch-up contributions are not matched by Company contributions.

Currently, participants can direct, in increments of 1%, their basic, supplemental, rollover, catch-up, Company matching, and transfer contributions (as described in the Plan) to be invested in any of the fund options offered by the Plan, in increments of 1%. Participants can also transfer amounts between fund options on each investment change date.

Brush Engineered Materials Inc.
Savings and Investment Plan
Notes to Financial Statements — Continued

PAYSOP Feature

The Plan includes a Payroll Stock Ownership Plan (PAYSOP) feature that applied through 1986. Under the PAYSOP, the Company made contributions based upon a percentage of payroll and was afforded an additional credit against federal income tax up to the amount allowable by the Internal Revenue Code. The PAYSOP contribution by the Company, which could be in Common Stock of the Company or cash used to purchase Common Stock of the Company, was a percentage of the compensation paid to all employees who made salary reduction contributions to the Plan at any time during the year and who were members of the Plan as of the last pay period of such year. The shares of Common Stock of the Company contributed or purchased were allocated equally to all eligible participants.

Vesting

All employee and Company matching contributions are fully vested at all times.

Participant Loans

A participant may borrow funds from his account, excluding his interest in the PAYSOP Fund, provided such loan is secured by 50% of the value of the participant’s account immediately prior to the loan and evidenced by a promissory note executed by the participant.

Payment of Benefits

At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee, Company matching and PAYSOP contributions credited to the employee’s account plus or minus any net gain or loss thereon.

The value of distributions and withdrawals is based on the value of a participant’s account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant’s account as of such valuation date.

Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):

(i)	Lump sum payment in cash;

(ii)	Lump sum payment in cash, except that a participant’s interest in the Company Stock Fund and the PAYSOP contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

(iii)	Periodic distributions, not more frequently than monthly, of at least $200.

Brush Engineered Materials Inc.
Savings and Investment Plan
Notes to Financial Statements — Continued

Insurance Policies

Prior to June 1, 1989, participants who were employees of Williams Advanced Materials Inc. could have directed a portion of their contributions to be used to purchase insurance policies that were excluded from the former Williams Advanced Materials Inc. Savings and Investment Plan assets. Life insurance policies on the lives of participants, purchased under the former Williams Advanced Materials Inc. Savings and Investment Plan prior to July 1, 1989, may continue to be held.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note B — Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are stated at fair value. Investment in the company stock fund is valued based on the latest reported closing price of the stock component and the actual cash held in the fund. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at the latest closing price. Investment in participation units of the money market funds are stated at fair value as determined by Fidelity Management Trust Company, the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Brush Engineered Materials Inc.
Savings and Investment Plan
Notes to Financial Statements — Continued

NOTE C — Investments

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation in
Fair Value of
Investments
Brush Engineered Materials Inc. Common Stock	$3,245,516
Shares of registered investment companies	6,588,048

$9,833,564

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
Vanguard Asset Allocation Fund	$11,309,695	$10,522,477
PIMCO Total Return Fund	10,614,399	10,514,486
Brush Engineered Materials Inc. Common Stock	14,797,022	13,856,637
TORRAY Fund	11,341,183	10,911,297
Fidelity Blue Chip Growth Fund	22,967,192	21,940,540
Fidelity Diversified International Fund	13,108,927	9,280,584
Fidelity Money Market Trust: Retirement Money Market Portfolio	10,029,905	9,062,757
Spartan U.S. Equity Index Fund	17,789,887	16,177,286

Brush Engineered Materials Inc.
Savings and Investment Plan
Notes to Financial Statements — Continued

NOTE D — Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE E — Transactions with Parties-in-Interest

All legal and accounting expenses of the Plan are paid by the Company. All administrative fees are paid by the Plan. Other than as described above or pursuant to the trust agreement, the Plan did not have any agreements or transactions with parties-in-interest.

During 2004, the Plan had the following transactions related to shares of Brush Engineered Materials Inc. Common Stock:

Purchases	$11,303,618
Sales	13,637,982

NOTE F — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Brush Engineered Materials Inc.
Savings and Investment Plan
EIN: 34-1919973 Plan Number — 003

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2004

	Description	Current
Identity of Issue	of Investment	Value
Brush Engineered Materials Inc. Common Stock *	799,839.000 shares	$14,797,022
Shares of registered investment companies:
Vanguard Asset Allocation Fund	460,492.468 shares	11,309,695
PIMCO Total Return Fund	994,789.028 shares	10,614,399
Franklin Small-Mid Cap Growth Fund	109,040.828 shares	3,724,835
MSI Small Company Growth Fund	143,714.220 shares	1,727,445
TORRAY Fund	276,075.542 shares	11,341,183
Fidelity Blue Chip Growth Fund*	550,639.931 shares	22,967,192
Fidelity Diversified International Fund*	457,713.914 shares	13,108,927
Fidelity Freedom Income Fund*	27,200.683 shares	306,552
Fidelity Freedom 2000 Fund*	71,803.406 shares	867,385
Fidelity Freedom 2005 Fund*	1,289.154 shares	13,923
Fidelity Freedom 2010 Fund*	103,191.345 shares	1,405,466
Fidelity Freedom 2015 Fund*	7,109.934 shares	78,565
Fidelity Freedom 2020 Fund*	156,204.926 shares	2,180,621
Fidelity Freedom 2025 Fund*	20,608.995 shares	232,469
Fidelity Freedom 2030 Fund*	59,266.574 shares	834,473
Fidelity Freedom 2035 Fund*	1,267.137 shares	14,495
Fidelity Freedom 2040 Fund*	75,591.975 shares	625,146
Spartan U.S. Equity Index Fund*	415,069.691 shares	17,789,887

		99,142,657
Money market funds:
Fidelity Employee Benefits Money Market Fund*	835,833.95 shares	835,833
Fidelity Money Market Trust: Retirement Money Market Portfolio*	10,029,905.470 shares	10,029,905

		10,865,738
Participant Promissory Notes *	1.54% - 10.55%
	with maturity dates
	through 2018	3,141,049

		$127,946,466

*	Party-in-interest to the Plan.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BRUSH ENGINEERED MATERIALS INC. SAVINGS AND INVESTMENT PLAN

By	/s/ Michael C. Hasychak
Vice President, Treasurer and Secretary
Brush Engineered Materials Inc.

Date: June 29, 2005